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                                                                   EXHIBIT 23(o)

                             INVESTORS CAPITAL FUNDS

                         INVESTORS CAPITAL INTERNET FUND
                          INVESTORS CAPITAL TWENTY FUND


                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

1. The Plan. This Multiple Class Plan (the "Plan") is the written plan of the Investors Capital Internet Fund and Investors Capital Twenty Fund (each a "Fund" and collectively, the "Funds") contemplated by Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"). This Plan sets forth the separate distribution arrangements and expense allocations of the Class A and Class C shares of each Fund. The Plan has been adopted by a majority of the Board of Trustees, including a majority of the independent Trustees, of Investors Capital Funds (the "Trust"). The Trustees have determined that the Plan is in the best interests of each class and the Funds as a whole.

2. Attributes of Classes. Each share of each Fund will represent an equal pro rata interest in the Fund, regardless of class, and will have identical voting, dividend, liquidation and other rights, except for:

     a. the amount and type of fees permitted by the Funds' different Rule 12b-1 Plans;

     b. voting rights on matters relating solely to that class of shares or its Rule 12b-1 Plan;

     c. any expenses which the Board of Trustees determines should be allocated or charged on a class basis ("Class Expenses"), which are currently limited to:

         (i) expenses of a class under the Rule 12b-1 plan (and any other costs relating to obtaining shareholder approval of the adoption or amendment of the Rule 12b-1 plan as to that class),
         (ii)    transfer agency fees attributable to a specific class,
         (iii) printing and postage expenses relating to preparing and distributing material such as shareholder reports, prospectuses and proxies to current shareholders,
         (iv)    SEC registration fees incurred by a class of shares,
         (v) expenses of administrative personnel and services required to support the shareholders of a specific class,
         (vi) litigation or other legal expenses relating solely to one class of shares,
         (vii) trustees' fees incurred as a result of issues relating to one class of shares, and
         (viii) other expenses that are subsequently identified and determined to be properly allocated to one class of shares;

     d.  the names of the classes;

     e.  the different exchange privileges of the various classes of shares; and

     f. any conversion feature for a class permitted under subsection (e) of Rule 18f-3.

3. Class A Shares. Class A Shares will be offered subject to a front-end sales load of up to 5.75% of the public offering price and a Rule 12b-1 distribution fee equal to 0.25% annually of the average daily net asset value of the Class A shares. The front-end sales load will decline with the amount invested as follows:

     For amounts:                                      Sales load rate:
     ------------                                      ----------------
     less than $50,000                                      5.75%
     at least $50,000 but less than $100,000                4.75%
     at least $100,000 but less than $ 500,000              3.75%
     at least $500,000 but less than $1,000,000             2.00%
     over $1,000,000                                        1.00%

     Each Fund currently will not assess a sales load for purchases by the exempt persons described in the Funds' prospectus or statement of additional information.

4. Class C Shares. Class C shares will be offered without imposition of a front-end sales load, but will be subject to a Rule 12b-1 distribution fee equal to 0.75% annually of the average daily net asset value of the Class C shares and a servicing fee equal to 0.25% annually of the average daily net asset value of the Class C shares.

5. Rule 12b-1 Fees. The Rule 12b-1 charges associated with the Class A and Class C shares shall be paid as compensation to Investors Capital Corporation (the "Distributor"), a registered broker-dealer and distributor, or others for distribution services provided and expenses assumed in connection with distribution assistance, including payments to the Distributor pursuant to the Distribution Agreement among the Trust, Eastern Point Advisors and the Distributor. The Distributor may reallow a portion or all of the 12b-1 fees received to broker-dealers or others who have executed a selling agreement with the Distributor on behalf of the Class A and Class C Shares of the Trust.

6. Income and Expense Allocation. Expenses of the Trust will be allocated between the Funds on the basis of the relative net assets of the Funds. Certain expenses attributable to a Fund, and not to a particular class will be borne by each class on the basis of the relative aggregate net assets of the class. Notwithstanding the foregoing, the investment advisor or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

7. Dividends and Distributions. Dividends and other distributions paid by each class of shares, to the extent that any dividends are paid, will be calculated in the same manner, at the same time, and on the same day, except that any distribution fees, service fees and class expenses allocated to a class will be borne exclusively by that class.

8. Exchanges and Conversions. There shall be no exchange or conversion features available between the Investors Capital Class A Shares and Class C shares.

9. Voting. Each class shall vote separately and exclusively with respect to any matter related to its Rule 12b-1 Plan. Each class of shares shall vote separately with respect to any matter that relates solely to that class of shares.

10. General. The Rule 12b-1 Plan relating to the Class A and Class C Shares for each Fund shall operate in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc., Article III, Section 26.

11. Conflicts. On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act, and otherwise, will monitor the Trust for the existence of any material conflicts between the interests of the classes of shares. The Trustees, including a majority of the non-interested Trustees, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. The investment advisor and the Distributor shall be responsible for alerting the Trustees to any material conflicts that may arise.

12. Amendments. Any material amendment to this Plan must be approved by a majority of the Trustees of the Funds, including a majority of the Trustees who are not interested persons of the Funds, as defined in the 1940 Act.




Date: September 23, 1999